[redacted]

ABK 3/7

08028544

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brauvin Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 North Michigan Avenue, Suite 1900
(No. and Street)

Chicago (City) — Illinois (State) — 60601 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James L. Brault — 312-759-7660
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 29 2008

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800 (Address) — Chicago (City) — Illinois (State) — 60606-3392 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James L. Brault, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brauvin Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 25th day of February 2008

[signature] Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

[signature] Signature

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

Brauvin Securities, Inc.

Statement of Financial Condition

December 31, 2007

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

Board of Directors of
Brauvin Securities, Inc.

We have audited the accompanying statement of financial condition of Brauvin Securities, Inc. (the Company) as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brauvin Securities, Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2008

Brauvin Securities, Inc.

Statement of Financial Condition
December 31, 2007

Assets

Cash	$	43,197
Due from affiliates		2,796
Total assets	$	45,993

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	1,019
Liabilities subordinated to claims of general creditors		20,000
Shareholders' equity		
Common stock		60
Additional paid-in capital		44,621
Accumulated deficit		(19,707)
		24,974
Total liabilities and shareholders' equity	$	45,993

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Brauvin Securities, Inc. (the Company) is an Illinois corporation formed on December 3, 1983. The Company is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA, formerly the NASD).

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition—Commissions are recognized at the time the transaction is completed and the income is reasonably determinable.

Recent Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. Adoption of FIN 48 is required for the Company in the annual reporting for the year ending December 31, 2008. Management is currently assessing the impact, if any, of FIN 48 on its financial position and results of operations.

Note 2 Transactions with Affiliates

The Company earned all commission income by acting as an agent for an affiliate, related by common ownership.

The Company is provided office space and other services by another affiliate, related by common ownership. The affiliate has agreed to make capital contributions for the net expenses incurred by the Company.

The Company has a loan agreement with a shareholder that the NASD has approved as a satisfactory subordinated loan agreement, as defined by the NASD. The subordinated loan agreement accrues interest at a rate of 1.12 percent per annum, matures August 30, 2010, and is considered a part of net capital as described in Note 3.

Note 3 Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1) and is required to maintain minimum net capital. As defined under the rule, "minimum net capital" shall include the outstanding principal amount of the satisfactory subordinated loan agreement. Under this rule, the Company is required to maintain "minimum net capital" equivalent to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. At December 31, 2007, the Company had net capital and net capital requirements of $42,178 and $5,000, respectively. The net capital requirements may effectively restrict the payment of cash dividends and the repayment of liabilities subordinated to the claims of general creditors.

END